SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8 )*


                           MACC Private Equities Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   552 617 102
                       ----------------------------------
                                 (CUSIP Number)

                               W. David Hemingway,
                              Zions Bancorporation,
                            1380 Kennecott Building,
                           Salt Lake City, Utah 84133
                                 (801) 524-4787
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                January 15, 1998
                        ---------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------
CUSIP NO. 552 617 102
--------------------
---------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         Zions Bancorporation

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         87-0227400

---------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                          (a)  [  ]

                                                          (b)  [  ]
---------------------------------------------------------------
 3.      SEC USE ONLY

---------------------------------------------------------------
 4.      SOURCE OF FUNDS
         WC
---------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                               [  ]
---------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Utah
---------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         -0-
    SHARES        ---------------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          222,888
    EACH                   ------------------------------------
 REPORTING        9.       SOLE DISPOSITIVE POWER
   PERSON                            -0-
    WITH                   ------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    222,888
---------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                  222,888
---------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                               [  ]
---------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  21.4395%
---------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
                  HC,CO
---------------------------------------------------------------

--------------------
CUSIP NO. 552 617 102
--------------------
---------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         Zions First National Bank

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         87-0189025
---------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                          (a)  [  ]

                                                          (b)  [  ]
---------------------------------------------------------------
 3.      SEC USE ONLY

---------------------------------------------------------------
 4.      SOURCE OF FUNDS
         WC
---------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                               [  ]
---------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
---------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         -0-
    SHARES        ---------------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          222,888

    EACH                   ------------------------------------
 REPORTING        9.       SOLE DISPOSITIVE POWER
   PERSON                            -0-
    WITH                   ------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    222,888
---------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                  222,888
---------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                               [  ]
---------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  21.4395%

---------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
                  BK
---------------------------------------------------------------

         Zions Bancorporation ("Zions") hereby amends its report on Schedule 13D originally filed on May 24, 1996 as heretofore amended (the "Schedule 13D") in respect of the Common Stock of MACC Private Equities Inc. (the "Company"). Capitalized terms used but not defined herein shall have the meanings given such terms in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

         The funds required to purchase the 222,888 shares of Common Stock beneficially owned by Zions and the Bank were $2,136,746. These funds were derived from working capital.

Item 5.  Interest in Securities of the Issuer.

         (a) The Bank currently holds and Zions may be deemed to hold through the Bank, for purposes of this report on Schedule 13D, the beneficial ownership of 222,888 shares of Common Stock, which the Bank and Zions believe represents approximately 21.4395% of the outstanding shares of Common Stock.

         (b) Zions may be deemed to share the power to vote or direct the vote and to dispose or to direct the disposition of the 222,888 shares of Common Stock held by the Bank.

         (C) On October 7, 1997, the Bank purchased 850 shares of Common Stock at a cost of $8,302.50 ($9.768 per share). On October 17, 1997, the Bank purchased 850 shares of Common Stock at a cost of $8,500.00 ($10 per share). On October 24, 1997, the Bank purchased 2,200 shares of Common Stock at a cost of $22,275.00 ($10.125 per share). On November 7, 1997, the Bank purchased 1,600 shares of Common Stock at a cost of $15,600.00 ($9.75 per share). On November 14, 1997, the Bank purchased 1,700 shares of Common Stock at a cost of $16,377.50 ($9.633824 per share). On December 3, 1997, the Bank purchased 2,500 shares of Common Stock at a cost of $23,765.00 ($9.506 per share). On December 12, 1997, the Bank purchased 2,500 shares of Common Stock at a cost of $23,750.00 ($9.5 per share). On December 31, 1997, the Bank purchased 13,200 shares of Common Stock at a cost of $120,465.00 ($9.126136 per share). On January 12, 1998, the Bank purchased 3,200 shares of Common Stock at a cost of $28,800.00 ($9 per share). On January 14, 1997, the Bank purchased 1,900 shares of Common Stock at a cost of $17,233.75 ($9.070395 per share). In each case of purchase, the shares were acquired in the ordinary course of business in transactions on the open market. To the best knowledge of Zions and the Bank, none of the persons listed on Schedule I-A or Schedule I-B attached hereto has effected any transactions in Common Stock during the past 60 days.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: January 15, 1998


                                   ZIONS BANCORPORATION



                                   By: /s/Dale M. Gibbons
                                   ------------------------------------
                                   Name:  Dale M. Gibbons
                                   Title: Senior Vice President, Chief
                                               Financial Officer and
                                               Secretary

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: January 15, 1998


                                   ZIONS FIRST NATIONAL BANK



                                   By: /s/Dale M. Gibbons
                                   ------------------------------------
                                   Name:  Dale M. Gibbons
                                   Title: Executive Vice President,
                                     Chief Financial Officer, and
                                     Secretary

                                  SCHEDULE I-A


                       DIRECTORS AND EXECUTIVE OFFICERS OF
                              ZIONS BANCORPORATION


         The names, business addresses and present principal occupations of the directors and executive officers of Zions Bancorporation ("Zions") are set forth below. If no business address is given, the director's or officer's business address is 1380 Kennecott Building, Salt Lake City, Utah 84133. The business address of each of the directors of Zions is also the business address of such director's employer, if any. All directors and officers listed below are citizens of the United States.



Name                   Position with Zions, Present Principal Occupation or
----                   ----------------------------------------------------
                       Employment and Address
                       ----------------------

Jerry C. Atkin         Director of Zions.  Chairman, President and Chief
                       Executive Officer, SkyWest Airlines, 444 S. River Road,
                       St. George, Utah 84770.
Danne L. Buchanan      Senior Vice President of Zions.  President of Zions
                       Data Service Company.
Grant R. Caldwell      Director of Zions.  Retired, former Partner, KPMG Main
                       Hurdman, Salt Lake City, Utah.
R. Don Cash            Director of Zions.  Chairman, President and Chief
                       Executive Officer of Questar Corporation, 180 East 100
                       South, Salt Lake City, Utah 84111.  Director, Zions
                       First National Bank.
Gerald J. Dent         Senior Vice President of Zions.  Executive Vice
                       President of Zions First National Bank.
Dale M. Gibbons        Senior Vice President, Chief Financial Officer and
                       Secretary of Zions.  Executive Vice President, Chief
                       Financial Officer and Secretary of Zions First National
                       Bank.
John J. Gisi           Senior Vice President of Zions.  Chairman and Chief
                       Executive Officer of National Bank of Arizona.
Clark B. Hinckley      Senior Vice President of Zions.
George Hofmann III     Senior Vice President of Zions.  President and Chief
                       Executive Officer of Nevada State Bank.
Richard H. Madsen      Director of Zions.  President and Chief Executive
                       Officer of ZCMI, 2200 South 900 West, Salt Lake City,
                       Utah 84137.

Name                   Position with Zions, Present Principal Occupation or
----                   ----------------------------------------------------
                       Employment and Address
                       ----------------------

Roger B. Porter        Director of Zions. IBM Professor of Business and
                       Government, Harvard University, 79 John F. Kennedy
                       Street, Cambridge, Massachusetts 02138.
Robert G. Sarver       Director of Zions.  Executive Director, Southwest Value
                       Partners and affiliates, 8160 N. Hayden Road, Building
                       J-208, Scottsdale, Arizona 85258.  Chairman and Chief
                       Executive Officer, G B Bancorporation.
Harris H. Simmons      President and Chief Executive Officer of Zions.
                       President, Chief Executive Officer and Director of
                       Zions First National Bank.  Director of Questar
                       Corporation.
L.E. Simmons           Director of Zions.  President, SCF Investment Partners
                       and L.E. Simmons & Associates, Inc., 6600 Texas
                       Commerce Tower, Houston, Texas 77002.
Roy W. Simmons         Chairman of the Board of Directors of Zions.  Chairman
                       of the Board of Directors of Zions First National Bank.
                       Member of the Board of Directors of Beneficial Life
                       Insurance Co.  Director of Ellison Ranching Co.
I.J. Wagner            Director of Zions.  President of The Keystone Company,
                       910 Kennecott Building, Salt Lake City, Utah 84133.

                                  SCHEDULE I-B

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                            ZIONS FIRST NATIONAL BANK


         The names, business addresses and present principal occupations of the directors and executive officers of Zions First National Bank (the "Bank") are set forth below. If no business address is given, the director's or officer's business address is One South Main Street, Salt Lake City, Utah 84111. The business address of each of the directors of the Bank is also the business address of such director's employer, if any. All directors and officers listed below are citizens of the United States.




Name                   Position with the Bank, Present Principal Occupation or
----                   -------------------------------------------------------
                       Employment and Address
                       ----------------------

A. Scott Anderson      Executive Vice President of the Bank.
Gary L. Anderson       Executive Vice President of the Bank.

John B. D'Arcy         Executive Vice President of the Bank.
R. Don Cash            Director of the Bank.  Chairman and Chief Executive
                       Officer, Questar Corporation, Salt Lake City, Utah 84139.
Gerald J. Dent         Executive Vice President of the Bank.  Senior Vice
                       President of Zions Bancorporation.
Peter K. Ellison       Executive Vice President of the Bank.
Robert C. Fuehr        Director of the Bank.  Vice President-Public Policy,
                       Telco Business Development, U S WEST, Englewood, Colorado
                       80111.
Dale M. Gibbons        Executive Vice President, Chief Financial Officer and
                       Secretary of the Bank.  Senior Vice President, Chief
                       Financial Officer and Secretary of Zions Bancorporation.
Ronald S. Hanson       Director of the Bank. Retired.
W. David Hemingway     Executive Vice President of the Bank.
James T. Jensen        Director of the Bank.  Executive Vice President/General
                       Counsel of Savage Industries, Salt Lake City, Utah 84107.
Dixie Leavitt          Director of the Bank.  President of St. George Temple,
                       St. George, Utah.
Robert A. Madsen, Sr.  Director of the Bank.  Madsen Furniture Co., Salt Lake
                       City, Utah.
Susan Mooney Johnson   Director of the Bank.  Consultant.  Box 3640, Ketchum,
                       Idaho 83340.

Name                   Position with the Bank, Present Principal Occupation or
----                   -------------------------------------------------------
                       Employment and Address
                       ----------------------

Harris H. Simmons      President, Chief Executive Officer and Director of the
                       Bank.  President and Chief Executive Officer of Zions
                       Bancorporation.
Roy W. Simmons         Chairman of the Board of Directors of the Bank.  Chairman
                       of the Board of Directors of Zions Bancorporation.
D. Gill Warner         Director of the Bank.  Retired.